FIS Brokerage & Securities Services LLC
Notes to the Financial Statements
December 31, 2020

1. Organization and Nature of Business

FIS Brokerage & Securities Services LLC (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system. The Company has entered into clearing agreements with multiple broker-dealers to process and clear all of the Company's securities transactions on a fully disclosed basis. The Company also provides technology solutions to institutional entities seeking electronic means to communicate trade information messaging. The Company's sole member, FIS Capital Markets US LLC ("Member"), is an indirect, wholly owned subsidiary of Fidelity National Information Services, Inc. ("FIS") ("Parent"). FIS Capital Markets US LLC receives the full allocation of net profits and losses of the Company.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b) Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash

The Company maintains cash at a federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

d) Accounts Receivable & Reserve

Accounts receivable consists primarily of fee income, commissions, transaction fees, software license revenues and other revenues that the Company has an unconditional right to consideration for satisfied performance obligations. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote (see note 3).

e) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange determined by the year-end spot rate. Gains or losses resulting from foreign currency transactions are included in the other expenses on the statement of income.

f) Revenue from Contracts with Customers

The Company's revenue consists of fee income, commissions, transaction fees, software licensing revenue and other revenues.

i. Fee income

The Company earns fee income by providing technology solutions to institutional entities seeking electronic means to communicate trade messaging (the "Network"). The Network communicates trade messaging for mutual fund trade activity between third-party administrators and fund companies either directly or by leveraging partnerships and transmits money market fund trade information between corporate treasuries and governmental entities and money market fund companies. The Network also communicates equities and fixed income trade information between investment banks and brokers and provides post trade messaging that helps automate the post trade process. The Company provides this service through brokers and other strategic alliances with financial institutions that provide custodial services and straight-through processing. The Company records fee income from the Network on a gross basis and the corresponding expenses are reflected in trade execution and clearance fees on the statement of income. The Company's performance obligation for the Network is providing customer access which is satisfied over time. The Company receives fees based on an active connection each month or based on average monthly assets under management. As a practical expedient, the Company recognizes revenue in the amount to which the Company has the contractual right to invoice.

The Company also earns fee income by way of exchange rebates as a result of the Company's trading technology that helps improve execution quality, minimizes information leakage and helps decrease overall execution costs. The performance obligation is satisfied on trade date which is when the rebates are earned by the Company and reported gross in fee income in the statement of income.

ii. Commissions

The Company earns commissions by providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system that helps improve execution quality, that minimizes information leakage, and decreases overall execution costs. The performance obligation is satisfied at a point in time on the trade date. In addition, the Company provides soft dollar research services and reports the commissions net of the corresponding cost related to the services provided. Soft dollar costs are reflected as a reduction in commissions on the statement of income. Unconditional rights for satisfied performance obligations are recorded in receivables from brokers and dealers and accounts receivable on the statement of financial condition to the extent that the Company ultimately deems them to be collectible.

The Company also earns commissions via the Network by communicating equities and fixed income information between investment banks and brokers. The performance obligation is satisfied at a point in time on the trade date for any fixed amounts, however there are contractual constraints for some amounts due to monthly minimums and maximums. The Company does not believe that it can overcome this constraint until all the activity is accounted for each month.

iii. Transaction fees

The Company earns transaction fees whereby it charges its customers for its net exchange costs incurred based on the use of the trading technology. The transaction fees consist of Electronic

Communication Network ("ECN") fees and U.S. Securities and Exchange Commission Section 31 fees. In addition, the Company also charges its customers for telecommunication costs from 3rd party vendors used to connect into the network to communicate equities and fixed income trades. The performance obligation is satisfied on the trade date which is when the costs are incurred by the Company.

iv. Software licensing revenues

Software Licensing revenues primarily consist of software licenses for electronic order routing, maintenance and hosting. The Company recognizes license orders at a point in time when the customer has legal title to the license and ability to use the functionality. The Company recognizes maintenance and hosting over the life of the contract as the Company's performance obligation for providing the maintenance and hosting services is satisfied over time. The Company has a receivable balance of $11,074,032 and deferred revenue balance of $1,283,405 associated with software licenses included in accounts receivable and accounts payable, accrued expenses and other liabilities, respectively, in the statement of financial condition

v. Other revenues

Other revenues consist of consulting and other professional fees and net interest on cash balances held at clearing brokers fees which are recognized at a point in time or over time depending on the stated performance obligation in the contract.

g) Furniture, equipment, software and leasehold improvements

Furniture and fixtures are depreciated using the straight-line method over their estimated useful life of seven years.

Equipment is depreciated using the straight-line method over their estimated useful life of three to five years.

Purchased software assets are amortized using the straight-line method over their estimated useful life of five years.

Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the term of the lease.

As of December 31, 2020, remaining unamortized fixed assets consist primarily of computer equipment and software with original estimated useful lives of three to five years (see note 14).

h) Income taxes

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect

on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal return and certain unitary state tax returns of the Parent. The Company computes its federal tax provision on a separate-company basis together with a portion of its state tax provision for certain states in which it files separately. In addition, the Company records expense allocations from the Parent for its share of state income tax expense attributable to its inclusion in the Parent's unitary state tax returns and the tax benefit on the difference between book compensation computed under FASB ASC Topic 718, *Compensation - Stock Compensation,* and compensation deductible in accordance with the tax law. These amounts and the separately computed federal tax provision described above are settled periodically with the Parent.

The Company elected to be classified as a corporation for federal income tax purposes pursuant to Treasury Regulation §301.7701-3. As such, the Company is included in the consolidated federal and certain unitary state income tax returns of the Parent as a corporation, even though its legal form is a limited liability company.

ASC 740 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. During 2020, the Company settled a previous uncertain tax position with the applicable taxing authority (see note 7). As of December 31, 2020, the Company did not have any unrecognized tax benefits or accrued interest. The Company recognizes interest and penalties in the provision for income taxes in the statement of income.

Under the tax sharing agreement between the Company and the Parent, liabilities for unrecognized tax benefits in jurisdictions where consolidated federal income tax or unitary state income tax returns are filed by the Parent are retained at the Parent company level.

Tax years after 2017 remain open for examination by the Internal Revenue Service. Tax years after 2013 remain open for examination by various state and local jurisdictions.

i) Fair value measurements

Money market mutual funds are carried at fair value based on the reported net asset value per share of the respective fund, which are Level 1 inputs pursuant to FASB ASC Topic 820, *Fair Value Measurement* ("ASC 820"). At December 31, 2020, the Company had an investment in a money market fund of $25,289,225 included in receivable from brokers and dealers on the statement of financial condition.

The Company had no Level 2 or Level 3 financial instruments at December 31, 2020. There were no transfers between Level 2 and 3 during the year ended December 31, 2020.

3. **New Accounting Pronouncements**

    a) Financial Instruments-Credit Losses (Topic 326)

In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, *"Measurement of Credit Losses Financial Instruments"* (ASU 2016-13) that impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, recorded at inception or purchase. On January 1, 2020 the Company adopted ASU 2016-13 using the modified retrospective approach. Based upon the nature of the Company's accounts receivable, there was no variance in recognized losses between the incurred loss impairment methodology under the prior standard and the CECL methodology under this ASU.

4. **Revenues from Contracts with Customers**

The following table presents the Company's total revenues from contracts with customers for the period ended December 31, 2020.

Revenues from contracts with customers

Fee Income		
	Mutual Funds	24,522,800
	Money Market Mutual Funds	38,520,317
	Electronic Order Routing	16,110,701
	Exchange Rebates	15,080,528
	Total Fee Income	94,234,346
Commissions		
	Equity Brokerage Trading	35,370,011
	Electronic Order Routing	5,429,697
	Total Commissions	40,799,708
Transaction Fees		
	Equity Brokerage Trading	16,149,888
	Electronic Order Routing	473,887
	Total Transaction Fees	16,623,775
Software Licensing Revenues		
	Electronic Order Routing	7,210,476
	Mutual Funds	6,506,360
	Total Software Licensing Revenues	13,716,836
Other Revenues		
	Mutual Funds	960,100
	Equity Order Routing	194,027
	Equity Brokerage Trading	36,300
	Total Other Revenues	1,190,427
Total Revenues from contracts with customers		**166,565,092**

5. **Cash**

At December 31, 2020, cash consists of cash in bank accounts of $34,918,363.

6. **Employee Compensation and Benefits**

Equity Incentive Plans
Under the Parent's time-based and performance-based equity incentive plans, awards or options to purchase shares of stock may be granted to key employees. Time-based options are subject to a three-year to five-year vesting schedule depending upon the terms of the individual award. Performance-based options vest upon attainment of certain annual and cumulative earnings goals. Both time-based and performance-based options are granted for a ten-year term.

This expense amount was $1,425,359 for the year ended December 31, 2020 for all costs which relate to equity incentive plans and are included in employee compensation and benefits on the statement of income. These amounts are settled monthly with the Parent.

Retirement Plan
The Company participates in the Parent's 401(k) defined contribution plan (the "Plan") covering substantially all Company employees. The Plan provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations including a limitation on the Company's contribution to 50% of the first 6% of the employee's contribution. The Company made contributions to the Plan of $349,051 for the year ended December 31, 2020 which are included in employee compensation and benefits on the statement of income.

Employee Stock Purchase Plan
The Company participates in the Parent's Employee Stock Purchase Program ("ESPP") covering substantially all Company employees. The ESPP provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations including a one-year vesting and a limitation on the Company's contribution to 25% of the employee's contribution. The Company made contributions to the plan of $71,169 for the year ended December 31, 2020 which are included in the employee compensation and benefits on the statement of income.

7. **Income Taxes**

The current and deferred components of provision for income taxes included in the statement of income are as follows:

Current provision for income taxes	
Federal	$ 16,179,554
State	3,559,972
	19,739,526
Deferred provisions for income taxes	
Federal	385,977
State	25,661
	411,638
Provision for income taxes	$ 20,151,164

A reconciliation of the federal statutory income tax rate to the Company's effective income tax rate for the year ended December 31, 2020 is as follows:

Federal Statutory Rate	21.0%
State and local taxes	3.8%
Other	-1.3%
Effective tax rate	23.5%

As of December 31, 2020, the Company had a federal and state deferred tax asset of $1,798,168. The significant component of the net deferred tax asset relates primarily to identifiable intangible assets and goodwill. The Company believes that based on historical pattern of taxable income, projections of future income, tax planning strategies and other relevant evidence, the Company will produce sufficient income in the future to realize its deferred tax assets. A valuation allowance is established for any portion of a deferred income tax asset for which the Company believes it is more likely than not the Company will not be able to realize the benefits of all of a portion of that deferred tax asset. Adjustments to the valuation allowance will be made if there is a change in the assessment of the amount of deferred income tax asset that is realizable. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required as of December 31, 2020.

During 2020, the Company settled a previously uncertain tax position with the applicable taxing authority in the amount $1,112,117 which included accrued interest of $671,914. The following table reconciles the gross amounts of unrecognized tax benefit at the beginning and end of the year:

Amount of unrecognized tax benefit as of December 31, 2019	$	1,000,000
Amount of decrease as a result of tax positions taken during a prior period		(559,797)
Amount of decrease due to settlement in 2020		(440,203)
Amount of unrecognized tax benefit as of December 31, 2020	$	0

As of December 31, 2020, the Company had an income tax payable to the Parent and state and local tax authorities of $2,071,307 included in Payable to Parent and affiliates on the statement of financial condition.

8. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $57,127,749, which exceeded its minimum requirement of $903,347 by $56,224,402. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

The Company claims exemption from SEC rule 15c3-3 under provision (k)(2)(ii) and the Company's other businesses contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. subsection 240.17a-5 are limited to receiving transaction-based compensation for providing technology or platform services.

9.   Leases

Effective January 1, 2019, the Company adopted ASC 842 Leases under the effective date method of transition, which resulted in the recognition of a right of use assets and lease liability with no cumulative effect adjustment to the opening balance of Member's Equity as of the date of adoption. The right of use asset balance at December 31, 2020 is $1,075,198 and the lease liability balance is $1,094,631 and are included in prepaid expenses and other assets and accounts payable, accrued expenses and other liabilities respectively on the statement of financial condition. The Company signed amendment five to the original office lease rental dated August 23, 2007 in which it entered into a 60-month extension commencing on January 1, 2018. The original lease and the subsequent amendments do not include terms for the option to extend or terminate the lease during the current lease term. Further, the lease agreement does not contain any variable lease payments, residual value guarantees, restrictions, or covenants.

The incremental borrowing rate ("IBR") for this lease was determined by comparing what the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company has calculated its IBR at 3.51% over the remaining life of the lease. In 2020, the Company recognized $557,110 of lease expense which is included in occupancy and equipment costs on the statement of income. There are 24 months remaining on the office lease. The remaining cash commitment is discussed in note 10.

10.   Commitments

The Company leases office space under lease agreements expiring in 2022. The lease contains a provision for rent escalation. The following table presents the maturity analysis of the Company's operating lease liability as of December 31, 2020.

2021	$	585,362
2022		597,070
	$	1,182,432

In addition, the Company reimburses affiliates for use of rental space as discussed below in note 13.

11.   Contingencies

The Company in its normal course of business may enter into contracts that may require the disclosure of representations and warranties and may provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

12.   Financial Instruments with Off-Balance Sheet Risk and Market Risk

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

The Company has agreed to indemnify its clearing brokers for certain losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Customer transactions generally settle two business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase

securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations.

The Company maintains deposits at a bank in excess of federally insured limits.

The ongoing COVID-19 pandemic has significantly impacted global commercial and financial activities. Its eventual impact on the global economy and markets cannot yet be determined. The significance of the pandemic, including its effect on financial and operational results, is to be dictated by, among other things, its severity, duration, and the effectiveness of the response. While the Company continues to monitor the impact of the pandemic closely, thus far, the impact has not been negative to the Company in terms of financial and operational results.

13.   Related Party Transactions

At December 31, 2020, the amount payable to Parent and affiliates represent such amounts payable by the Company. The payables represent employee expenses, professional services, transaction processing, data storage communication costs, and tax paid on behalf of the Company. Receivable from affiliates represents an allocation of services paid on behalf of the Company's affiliates.

The Company also reimburses the Parent and affiliates of the Parent for medical and dental insurance premiums, professional services and other expenses paid on its behalf. The Company's costs for medical insurance premiums and other benefits for the year ended December 31, 2020 were approximately $1,038,943 and are included in employee compensation and benefits on the statement of income. Allocated professional service expense was $2,256,384 for the year ended December 31, 2020 and is included in professional and consulting fees on the statement of income.

The Company reimburses affiliates for rent paid on its behalf for certain of its New York City, Lombard, IL, Woodbury, MN, Salem, NH and Collegeville, PA offices. Rent related to these offices for the year ended December 31, 2020 was $160,071 and this is included in professional and consulting fees on the statement of income.

The Company pays various affiliates for services for securities transaction processing, data storage and communications. For the year ended December 31, 2020 the Company recorded $276,000 which is included in professional and consulting fees on the statement of income.

The Company pays an affiliate for consulting services. For the year ended December 31, 2020 the Company recorded $279,824 which is included in professional and consulting fees on the statement of income.

The Company also provides technology and professional services to an affiliated broker/dealer for Network access to communicate money market trade information to money market fund companies. For the year ended December 31, 2020 the Company recorded $1,750,916 which is included in fee income on the statement of income.

Refer to note 2, note 6, and note 7 for further information regarding transactions with related parties.

14.   **Furniture, equipment, software and leasehold improvements**

At December 31, 2020 furniture, equipment, software and leasehold improvements included the following:

Software	$ 17,877,245
Equipment	7,683,532
Leasehold improvements	218,689
Furniture and fixtures	106,010
	25,885,476
Accumulated depreciation and amortization	(16,784,877)
	$ 9,100,599

15.   **Subsequent Events**

On January 27, 2021, the Company paid cash distribution of $7,500,000 to FIS Capital Markets US LLC.

Management has evaluated all subsequent transactions and events after the date of the statement of financial condition through February 25, 2021, the date the financial statements were available to be issued and has determined that no additional items require disclosure within or adjustment to the financial statements.

Confidential